Exhibit 99.1

GOLD ROYALTY ANNOUNCES Amended aND Upsized Revolving CREDIT FACILITY of up to US$100 million AND ELIMINATIon of DEBT

Retirement of long-term fixed interest convertible debentures and upsized credit facility with lower cost of borrowing enhance Gold Royalty’s cash flow profile and strengthen the balance sheet to support continued growth

Vancouver, British Columbia – November 25, 2025 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that it has entered into an amendment agreement with the Bank of Montreal and the National Bank Capital Markets to, among other things, upsize its existing revolving credit facility to US$75 million, with an accordion feature allowing for up to an additional US$25 million in availability, subject to certain conditions (the “Facility”). As a condition to the expanded Facility, Gold Royalty completed an early redemption and conversion of its outstanding 10% convertible debentures due in 2028 (the “Debentures”).

The Facility’s maturity has been extended to November 2028. The amendment also improves the interest rate under the Facility, with the applicable interest rate improving from SOFR plus a fixed 3.0% margin to an applicable margin ranging from 2.5% to 3.5% based on the Company’s leverage ratio. The upsized Facility was subject to customary conditions and the retirement of at least 75% of the principal amount of the Debentures.

Andrew Gubbels, Chief Financial Officer, commented: “The Facility expansion and retirement of our outstanding 10% Debentures significantly improves our balance sheet, lowers our cost of capital and results in a more fiscally efficient capital structure. We believe the resulting enhancement to our liquidity position and access to capital place us in a strong position to continue to effectively execute our long-term growth strategy. By bringing forward the existing early redemption rights on the Debentures we strengthen our cash flows by eliminating the relatively higher fixed interest payments associated with the Debentures to maturity in late-2028 and provide a more beneficial long-term interest rate structure under the Facility.”

“We thank Queen’s Road Capital and Taurus, the holders of the Debentures, for their support of the Company. The initial Debenture financing completed in December 2023 allowed us to make flag-ship investments in our Borborema royalty and related gold-linked loan, which have proven to be very accretive additions to our portfolio. The initial US$31 million investment we made at the end of 2023 has already generated US$7.2 million in cash flows to Gold Royalty, with commercial production achieved on schedule in the third quarter of 2025. We look forward to the ongoing support of Queen’s Road and Taurus as shareholders of Gold Royalty.”

Upsized Facility

The Company entered into an amendment agreement with its existing lenders to amend and upsize its existing Facility. The Facility now consists of a US$75 million revolving credit facility, with an accordion feature allowing for up to an additional US$25 million in availability, subject to certain conditions. The Facility is available for general corporate purposes and to finance acquisitions and investments and may be drawn in U.S. dollar base rate advances or term benchmark advances.

Under the amended Facility, term benchmark advances will bear interest at a rate equal to the Secured Overnight Financing Rate (SOFR) plus a margin ranging from 2.5% to 3.5% based on the Company’s applicable leverage ratio. U.S. dollar base rate advances bear interest at a rate equal to a base rate plus applicable margin. The Facility is subject to a standby fee ranging from 0.56% to 0.79% on the unused portion of the Facility based on the Company’s leverage ratio.

The Facility includes customary financial covenants, including a net leverage ratio and interest coverage ratio. The Facility continues to be secured against the assets of the Company.

Retirement of Debentures

An aggregate of US$40 million in principal amount of the Debentures was issued by the Company in December 2023, consisting of US$30 million in principal amount held by Queen’s Road Capital Investment Ltd. (“QRC”) and US$10 million in principal amount held by Taurus Mining Royalty Fund L.P., a fund managed by Taurus Funds Management Pty Limited. In connection with, and as a condition to the Facility amendment, the Company, with the consent of the holders of the debentures, entered into a supplemental indenture with the trustee under its existing Debentures allowing it to, among other things, exercise its existing redemption rights under their terms.

Under the existing Debentures, the Company had the pre-existing right to cause the early redemption of the Debentures in December 2026. Pursuant to the amendment, with the consent of the holders of the Debentures, the Company amended the terms of the Debenture to allow it to exercise such right immediately. The existing terms of the Debentures provided that, on exercise of the Company’s early redemption rights, the holders could elect to convert their debentures to common shares of the Company at a conversion price of US$1.75, being equal to a 20% premium to the 20-day volume-weighted average price (“VWAP”) of the Company’s common shares at the date the Debentures were originally issued. In the absence of early-redemption, the holders could also cause conversion prior to maturity in 2028 at a price of US$1.90 per share.

The conversion price relating to the redemption was unchanged at US$1.75 per common share. In connection with the early redemption and the amendment to the Debentures, the holders of the Debentures received a partial make-whole payment equal to the interest that would be payable on the Debentures until December 15, 2026, which was satisfied by the Company on the same basis as prior interest payments under the Debentures by paying 70% in cash and 30% in common shares at a price of US$3.59 per share, being equal to the 20-trading day VWAP of the Company’s common shares at the time of redemption.

As a result of the transaction, the Company issued a total of 23,288,896 common shares to the holders of the Debentures and the entire principal amount outstanding of the Debentures has been eliminated.

The early redemption and conversion of the Debentures is considered a “related party” transaction for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as QRC is a company whose chairman and CEO, Warren Gilman, is also a director of the Company. A material change report respecting the transaction will be filed in due course. The transaction is exempt from the formal valuation and minority shareholder approval requirements available under MI 61-101, as neither the fair market value of the subject matter of, nor the fair market value of the consideration thereunder, insofar as it involves related parties, exceeded 25% of the Company’s market capitalization.

The terms of the early redemption and conversion of the Debentures, were reviewed and approved by its independent directors, after consultation with an independent financial advisor, and were approved unanimously by its board of directors, with Mr. Gilman abstaining as a result of his relationship with QRC.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Jackie Przybylowski

Vice President, Capital Markets

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: the Company’s business plans and strategies and the expected benefits of the transactions disclosed herein, including their impact on the Company’s cash flow profile, future financial condition and results of operations. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s interests, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalties, stream and other interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.